ADITYA BIRLA GROUP

07027522

AM:SJV:STEX:07

October 15, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **30th SEPTEMBER, 2007.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Encl : as above

dw10/23

Statement Showing Shareholding Pattern

	Name of the Company :	Hindalco Industries Limited				
		500440	BSE	AS ON	30/09/2007	
	Scrip Code :	HINDALCO	NSE			
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1291496	0	0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	367744845	208262709	34.44	29.97
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.53	1.33
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**22**	**385352471**	**224578839**	**36.09**	**31.40**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**22**	**385352471**	**224578839**	**36.09**	**31.40**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	322	23072943	23033311	2.16	1.88
(b)	Financial Institutions / Banks	137	10034005	9951465	0.94	0.82
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	131848589	131842369	12.35	10.74
(f)	Foreign Institutional Investors	277	152551333	152522953	14.29	12.43
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	*Any Other (specify)*				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**752**	**317794350**	**317350098**	**29.76**	**25.90**
B 2	**Non-institutions**					
(a)	Bodies Corporate	5250	124169869	124169869	11.63	10.12
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	502037	158687917	131651459	14.86	12.93
II	*ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.*	60	24660504	23229059	2.31	2.01
(c)	Non-Residents Individuals	8504	22240211	18622115	2.08	1.81
(c-i)	Foreign Bodies Corporate	14	32726923	171213	3.06	2.67
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	933	2166570	2166570	0.20	0.18
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**516798**	**364651994**	**300010285**	**34.15**	**29.72**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	517550	**682446344**	617360383	**63.91**	**55.61**
	TOTAL (A)+(B)	**517572**	**1067798815**	**841939222**	**100.00**	**87.02**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	159331377	159331377		12.98
	GRAND TOTAL (A)+(B)+(C)	**517573**	**1227130192**	**1001270599**		**100.00**

Note: 1) Shareholding as a percentage of total no. of shares is calculated irrespective of the amount paid on such shares.

2) Holding in partly paid-up shares and fully paid-up shares are considered as two separate folios for the purpose of calculating number of shareholders.

DALCO INDUSTRIES LIMITED MUMBAI

(I) (b) **Statement showing shareholding of persons belonging to the category Promoters and Promoters Group**

NAME OF THE PROMOTERS	No. of Shares	(%)	
ADITYA BIRLA NUVO LIMITED	20395162	1.66	
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.38	
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.76	
GLOBAL HOLDINGS PRIVATE LIMITED	3936	0.00	
GRASIM INDUSTRIES LTD	29369025	2.39	
HERITAGE HOUSING FINANCE LIMITED	396591	0.03	
IGH HOLDINGS PRIVATE LIMITED	88307573	7.20	
MANAV INVESTMENT & TRADING CO. LTD.	672571	0.05	
MANGALAM SERVICES LIMITED	95608	0.01	
PILANI INVESTMENT & IND. CORP. LTD.	29185398	2.38	
TGS INVESTMENT AND TRADE PRIVATE LIMITED	111016	0.01	
TRAPTI TRADING & INVESTMENTS PVT LTD	72144187	5.88	
TRUSTEE	16316130	1.33	
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82258728	6.70	
UMANG COMM. CO.LTD	18509933	1.51	
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03	
KUMAR MANGALAM BIRLA	466140	0.04	
KUMAR MANGALAM BIRLA F & N G OF ANANYASHREE BIRLA	19295	0.00	
KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA HUF	2135	0.00	
NEERJA BIRLA	61740	0.01	
RAJASHREE BIRLA	310170	0.03	
VASAVADATTA BAJAJ	84919	0.01	
TOTAL	**385352471**	**31.40**	

Note: Shareholding as a percentage of total no. of shares is calculated irrespective of the amount paid on such shares.

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, ASDEPOSITARY	159331377	12.98
2	LIFE INSURANCE CORPORATION OF INDIA	91263485	7.44
			-
	Total	250594862	20.42

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	67500000	5.50
2	IGH HOLDINGS PRIVATE LIMITED	16640330	1.36
Total		84140330	6.86

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

Sr. No. 2 holding of promoter group company is locked-in upto 15/10/2007

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	159331377	159331377	12.98
	Total	159331377	159331377	12.98

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 31/07/07 decided to send final call notice of Rs 48/- per share. The last date of the call money was fixed on 01/10/2007. The Board of Directors decided to accept payment of call money upto 31/10/2007 without payment of interest. The corporate action for crediting fully paid-up shares has been initiated by the Company. The total number of shareholders shown in the shareholding pattern were taken considering holding of shreholders separately in fully paid-up and partly paid-up shares.
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(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DR	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	159331377	159331377	12.98
	Total	159331377	159331377	12.98

HINDALCO INDUSTRIES LIMITED MUMBAI

END